ETF Opportunities Trust

730 Stony Point Parkway, Suite 205

Richmond, Virginia 23235

January 28, 2025

VIA EDGAR FILING

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: ETF Opportunities Trust: Request for withdraw of Form N-1A Filing (File No. 333-234544 and 811-23439)

Ladies and Gentlemen:

This Form AW, Amendment Withdrawal Request, is submitted pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), to withdraw a filing made under Rule 485(a) of the 1933 Act by ETF Opportunities Trust (the “Registrant”).  Registrant hereby requests you withdraw Post-Effective Amendment No. 215 to its Registration Statement filed with the Securities and Exchange Commission on January 27, 2025 (Accession No. 0001999371-25-000689) concerning the portfolio series listed in the table below (“Funds”):

Tuttle Capital 2X Long XRP Daily Target ETF
Tuttle Capital 2X Long Solana Daily Target ETF
Tuttle Capital 2X Long Trump Daily Target ETF
Tuttle Capital 2X Long Litecoin Daily Target ETF
Tuttle Capital 2X Long Melania Daily Target ETF
Tuttle Capital 2X Long Bonk Daily Target ETF
Tuttle Capital 2X Long BNP Daily Target ETF
Tuttle Capital 2X Long Cardano Daily Target ETF
Tuttle Capital 2X Long Chainlink Daily Target ETF
Tuttle Capital 2X Long Polkadot Daily Target ETF

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.

 Very truly yours,

/s/ Karen M. Shupe
Karen M. Shupe,
Treasurer and Principal Executive Officer